PE 12/17/2013

14005212

UNITED STATES NO ACT
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Received SEC

JAN 17 2014

Washington, DC 20549

DIVISION OF
CORPORATION FINANCE

January 17, 2014

Act: 1934
Section:
Rule: 14a-8 (OOS)
Public
Availability: 1-17-14

Anthony M. Pepper
Praxair, Inc.
tony_pepper@praxair.com

Re: Praxair, Inc.
Incoming letter dated December 17, 2013

Dear Mr. Pepper:

This is in response to your letter dated December 17, 2013 concerning the shareholder proposal submitted to Praxair by John Chevedden. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

January 17, 2014

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Praxair, Inc.
Incoming letter dated December 17, 2013

The proposal asks the board to adopt a policy that in the event of a change of control, there shall be no acceleration of vesting of any equity award granted to any senior executive, provided, however, that the board's compensation committee may provide that any unvested award will vest on a partial, pro rata basis.

There appears to be some basis for your view that Praxair may exclude the proposal under rule 14a-8(i)(9). You represent that matters to be voted on at the upcoming annual shareholders' meeting include a proposal sponsored by Praxair to approve the Long Term Incentive Plan. You indicate that the proposal would directly conflict with Praxair's proposal. You also indicate that inclusion of the proposal and Praxair's proposal in Praxair's proxy materials would present alternative and conflicting decisions for shareholders. Accordingly, we will not recommend enforcement action to the Commission if Praxair omits the proposal from its proxy materials in reliance on rule 14a-8(i)(9).

Sincerely,

Adam F. Turk
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

PRAXAIR

39 OLD RIDGEBURY ROAD, DANBURY, CT 06810-5113

ANTHONY M. PEPPER
SENIOR COUNSEL &
ASSISTANT SECRETARY

Tel: 203-837-2264
Fax: 203-837-2515
tony_pepper@praxair.com

December 17, 2013

Via E-Mail to shareholderproposals@sec.gov

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: *Praxair, Inc.*
Shareholder Proposal of John Chevedden
Exchange Act of 1934 - Rule 14a-8

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Praxair, Inc., a Delaware corporation (the "Company"), hereby gives notice of its intention to omit from the proxy statement and form of proxy for the Company's 2014 Annual Meeting of Shareholders (together, the "2014 Proxy Materials") a shareholder proposal (including its supporting statement, the "Proposal") received from Mr. John Chevedden (the "Proponent"). The full text of the Proposal, the accompanying cover letter and all other relevant correspondence with the Proponent are attached as Exhibit A.

The Company believes it may properly omit the Proposal from the 2014 Proxy Materials for the reasons discussed below. The Company respectfully requests confirmation that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action to the Commission if the Company excludes the Proposal from the 2014 Proxy Materials.

This letter, including Exhibit A, is being submitted electronically to the Staff at shareholderproposals@sec.gov. Pursuant to Rule 14a-8(j), we have filed this letter with the Commission no later than 80 calendar days before the Company intends to file its definitive 2014 Proxy Materials with the Commission. A copy of this letter is being sent simultaneously to the Proponent as notification of the Company's intention to omit the Proposal from the 2014 Proxy Materials.

I. **The Proposal**

The resolution contained in the Proposal reads as follows:

"*Resolved: Shareholders ask our board of directors to adopt a policy that in the event of a change in control (as defined under any applicable employment agreement, equity incentive plan or other plan), there shall be no acceleration of vesting of any equity award granted to any senior executive, provided, however, that our board's executive pay committee may provide in an applicable grant or purchase agreement that any unvested award will vest on a partial,* pro rata *basis up to the time of the senior executive's termination, with such qualifications for an award as the committee may determine.*

For purposes of this Policy, "equity award" means an award granted under an equity incentive plan as defined in Item 402 of the SEC's Regulation S-K, which addresses executive pay. This resolution shall be implemented so as not affect any contractual rights in existence on the date this proposal is adopted."

Copies of the Proposal and accompanying cover letter are set forth in Exhibit A.

II. **Reasons for Omission**

We believe that the Proposal may properly be excluded from the 2014 Proxy Materials pursuant to Rule 14a-8(i)(9) because the Proposal directly conflicts with a proposal to be submitted by the Company at the 2014 Annual Meeting.

Rule 14a-8(i)(9) provides that a shareholder proposal may be omitted from a proxy statement "[i]f the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." The Commission has stated that the proposals need not be "identical in scope or focus" in order for the exclusion to be available. Exchange Act Release No. 34-40018 n.27 (May 21, 1998).

The Company intends to amend and restate its 2009 Praxair, Inc. Long Term Incentive Plan to increase the shares authorized for issuance, incorporate amendments to the change in control provisions, and make certain additional modifications. The Company will submit the Amended and Restated 2009 Praxair, Inc. Long Term Incentive Plan (the "Plan") to its shareholders at the 2014 Annual Meeting for approval and, accordingly, approval of the Plan will be included as a Company-sponsored proposal in the 2014 Proxy Materials.

The Plan will include a provision relating to acceleration of vesting and exercisability of awards following a change in control of the Company that is substantially similar to the following:

["**16.1 Change in Control of the Company**. The Committee, in its sole discretion, may specify in the applicable Award Agreement the effect, if any, of a Change in Control on any Award held by a Participant, including the adjustment or other treatment of Performance Goals; provided, however, that any such provision included in an Award Agreement granted to a Participant who is at the time an Officer shall specify that if (i) a Change in Control occurs and (ii) within two (2) years thereafter (or such other period of time following the Change in Control specified in the applicable Award Agreement), such Officer's employment with the Company (or an applicable Subsidiary) or any successor thereto is terminated without "cause" (as defined in the applicable Award Agreement) or if the Officer terminates employment for "good reason" (as defined in the applicable Award Agreement), then such Award shall become partially or fully vested (including the lapsing of restrictions and conditions) and, as applicable, exercisable as of the date of such termination of employment."]

The Proposal asks the Company's Board of Directors to adopt a policy that prohibits accelerated vesting of a senior executive's equity awards following a change in control, except that only partial, pro rata vesting up to the time of the executive's termination would be permitted for a particular award. Therefore, the Company believes that the Proposal directly conflicts with the above-referenced provision of the Plan, which explicitly permits an Award Agreement granted to an officer to provide for full, accelerated vesting in the event of a qualifying termination of employment that occurs in connection with a change in control of the Company.

The Staff has consistently permitted the exclusion of shareholder proposals under Rule 14a-8(i)(9) where shareholders voting on both the shareholder proposal and a company-sponsored proposal would be facing alternative and conflicting decisions. See, e.g., *Abercrombie & Fitch Co.* (May 2, 2005) (permitting exclusion of a proposal that stock options be performance-based where it conflicted with the terms and conditions of the company's proposal to adopt a stock option plan providing for time-based options); *AOL Time Warner Inc.* (March 3, 2003) (permitting exclusion of a proposal prohibiting issuance of additional stock options to senior executives where it conflicted with the terms and conditions of the company's proposal to approve a stock option plan that would permit granting of stock options to all employees); and *First Niagara Financial Group, Inc.* (March 7, 2002) (permitting exclusion of a proposal to replace stock option grants with cash bonuses where it conflicted with the terms and conditions of the company's proposal to adopt a new stock option plan).

More recently, the Staff permitted the exclusion of shareholder proposals substantially similar to the Proposal because the company was seeking shareholder approval of a plan including a change in control vesting provision that conflicted with the terms of the shareholder proposal. *See, e.g.*, *Sysco Corporation* (September 20, 2013) (company proposal for shareholder approval of a plan providing for full, accelerated vesting and, if applicable, payment at target level with respect to an equity award in the event of a specified event of termination in connection with a change in control); *Medtronic, Inc.* (June 25, 2013) (company proposal for shareholder approval of a plan providing that upon a change in control, outstanding options and stock appreciation rights will become fully vested and exercisable, to the extent a replacement award meeting specified requirements is not provided to the participant); *McKesson Corp.* (May 1, 2013) (company proposal for shareholder approval of a plan permitting the grant of awards that provide for full vesting in the event of a qualifying termination of service that occurs in connection with a change in control); *Starwood Hotels & Resorts Worldwide* (March 21, 2013) (company proposal for shareholder approval of a plan providing for a variety of flexible approaches for numerous potential change in control scenarios, including more than one approach mandating full accelerated vesting of equity awards either in connection with or after a change in control); *Southwestern Energy Co.* (March 7, 2013) (company proposal for shareholder approval of a plan providing that upon the occurrence of a change in control, outstanding awards subject to vesting will become fully and immediately vested); and *Verizon Communications Inc.* (February 8, 2013) (company proposal for shareholder approval of an amended and restated long term incentive plan that expressly provided for accelerated vesting and payment at the target award level if a specified termination event occurred within 12 months following a change in control).

Because inclusion of both the Proposal and the Company proposal to approve the Plan would present alternative and conflicting decisions for the Company's shareholders, the Company believes it may properly exclude the Proposal from the 2014 Proxy Materials pursuant to Rule 14a-8(i)(9).

Based on the foregoing, we respectfully request that the Staff confirm it will not recommend enforcement action if the Company omits the Proposal from the 2014 Proxy Materials.

* * *

Should you have any questions or if you would like any additional information regarding the foregoing, please do not hesitate to contact the undersigned at (203) 837-2264 or by email at tony_pepper@praxair.com. Thank you for your attention to this matter.

Very truly yours,

Anthony M. Pepper

Attachment

cc: John Chevedden

EXHIBIT A - TEXT OF THE PROPOSAL, ACCOMPANYING COVER LETTER AND OTHER RELEVANT CORRESPONDENCE

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Stephen F. Angel
Chairman
Praxair, Inc. (PX)
39 Old Ridgebury Rd
Danbury CT 06810

Dear Mr. Angel,

I purchased stock and hold stock in our company because I believed our company has unrealized potential. I believe some of this unrealized potential can be unlocked by making our corporate governance more competitive. And this will be virtually cost-free and not require lay-offs.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to *** FISMA & OMB Memorandum M-07-16 *** Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***
*** FISMA & OMB Memorandum M-07-16 ***

Sincerely,

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

October 10, 2013
Date

cc: James T. Breedlove
Corporate Secretary
Phone: 716-879-4077
Fax: 716-879-2040
Anthony M. Pepper <Tony_Pepper@Praxair.com>
Assistant Corporate Secretary

[PX: Rule 14a-8 Proposal, October 10, 2013]

Proposal 4* – Limit Accelerated Executive Pay

Resolved: Shareholders ask our board of directors to adopt a policy that in the event of a change in control (as defined under any applicable employment agreement, equity incentive plan or other plan), there shall be no acceleration of vesting of any equity award granted to any senior executive, provided, however, that our board's executive pay committee may provide in an applicable grant or purchase agreement that any unvested award will vest on a partial, *pro rata* basis up to the time of the senior executive's termination, with such qualifications for an award as the committee may determine.

For purposes of this Policy, "equity award" means an award granted under an equity incentive plan as defined in Item 402 of the SEC's Regulation S-K, which addresses executive pay. This resolution shall be implemented so as not affect any contractual rights in existence on the date this proposal is adopted.

The vesting of equity pay over a period of time is intended to promote long-term improvements in performance. The link between executive pay and long-term performance can be severed if such pay is made on an accelerated schedule.

This proposal should also be more favorably evaluated due to the deficiencies in our company's corporate governance as reported in 2013:

GMI Ratings, an independent investment research firm rated our company D in regard to our board, executive pay, accounting, environmental and social issues. Stephen Angel was paid $17 million, had 27-years credit for his pension and had excessive perks. There was the potential for excessive golden parachutes and the potential for long-term CEO incentive pay for below-median performance. It was thus not surprising that our executive pay committee had 2 negatively flagged directors.

Altogether we had 3 negatively flagged directors (due to bankruptcies) who occupied 6 board committee seats. Robert Wood, our Lead Director and chairman of our nomination committee was negatively flagged because he was on the Chemtura Corporation board which filed for bankruptcy. Oscar De Paula Bernardes and Wayne Smith were each negatively flagged because they were on the Delphi Corporation and Citadel Broadcasting boards respectively, which also filed for bankruptcy. Mr. Bernardes received 10-times as many negative votes as some directors.

There was not one non-executive director who had general expertise in risk management. Praxair had accounting and governance risk higher than 95% of companies. Praxair had higher shareholder class action litigation risk than 79% of all rated companies.

There were forensic accounting ratios related to revenue recognition that had extreme values either relative to industry peers or to our company's own history. Our company's environmental impact ratio, which measured our company's total environmental costs relative to total revenues, was significantly greater than sector peers. Our board had not assumed formal responsibility for strategic oversight of our company's environmental practices.

Returning to the core topic of this proposal from the context of our clearly improvable corporate governance, please vote to protect shareholder value:

Limit Accelerated Executive Pay – Proposal 4*

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal. If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication based on its own discretion, please obtain a written agreement from the proponent.

*Number to be assigned by the company.
Asterisk to be removed for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email FISMA & OMB Memorandum M-07-16 ***

Personal Investing P.O. Box 770001 Cincinnati, OH 45277-0045

Fidelity INVESTMENTS

Post-it® Fax Note 7671	Date 10-17-13 # of pages ▶
To James Breedlove	From John Chevedden
Co./Dept. Anthony Pepper	Co.
Phone #	Phone *** FISMA & OMB Memorandum M-07-16 ***
Fax # 716-879-2040	Fax #

203-837-2515

October 17, 2013

John R. Chevedden
Via *** FISMA & OMB Memorandum M-07-16 ***

To Whom It May Concern:

This letter is provided at the request of Mr. John R. Chevedden, a customer of Fidelity Investments.

Please accept this letter as confirmation that according to our records Mr. Chevedden has continuously owned no fewer than 300 shares of Dana Corporation (CUSIP: 235825205, trading symbol: DAN), no fewer than 50 shares of PPG Industries (CUSIP: 693506107, trading symbol: PPG), no fewer than 60 shares of United Parcel Service (CUSIP: 911312106, trading symbol: UPS), no fewer than 40 shares of Praxair International (CUSIP: 74005P104, trading symbol: PX), no fewer than 60 shares of L3 Communications Holdings, Inc. (CUSIP: 502424104, trading symbol: LLL) and no fewer than 100 shares of Lockheed Martin Corporation (CUSIP: 539830109, trading symbol: LMT) since September 1, 2012.

The shares referenced above are registered in the name of National Financial Services LLC, a DTC participant (DTC number: 0226) and Fidelity Investments affiliate.

I hope you find this information helpful. If you have any questions regarding this issue, please feel free to contact me by calling 800-800-6890 between the hours of 9:00 a.m. and 5:30 p.m. Eastern Time (Monday through Friday). Press 1 when asked if this call is a response to a letter or phone call; press *2 to reach an individual, then enter my 5 digit extension 27937 when prompted.

Sincerely,

George Stasinopoulos
Client Services Specialist

Our File: W669380-16OCT13

Rule 14a-8 Proposal (PX) nfn
*** FISMA & OMB Memorandum M-07-16 ***
to:
Anthony M. Pepper
10/17/2013 12:26 PM
Hide Details
From: *** FISMA & OMB Memorandum M-07-16 ***

To: "Anthony M. Pepper" <Tony_Pepper@Praxair.com>

1 Attachment

CCE00008.pdf

Mr. Pepper,
Attached is the rule 14a-8 proposal stock ownership letter. Please acknowledge receipt.
Sincerely,
John Chevedden

Re: Rule 14a-8 Proposal (PX) nfn
Tony Pepper ***FISMA & OMB Memorandum M-07-16*** 10/17/2013 01:53 PM

John,

We did receive this. Thanks.

Tony Pepper
Senior Counsel & Assistant Corporate Secretary
Praxair, Inc.
Law Dept., M1-539
39 Old Ridgebury Road
Danbury, CT 06810-5113
(203) 837-2264 (Office)
(203) 417-2633 (Cell)
(203) 837-2515 (Fax)

FISMA & OMB Memorandum M-07-16 Mr. Pepper, Attached is the rule 14a-8 proposal... 10/17/2013 12:26:38 PM

From: *** FISMA & OMB Memorandum M-07-16 ***
To: "Anthony M. Pepper" <Tony_Pepper@Praxair.com>
Date: 10/17/2013 12:26 PM
Subject: Rule 14a-8 Proposal (PX) nfn

Mr. Pepper,
Attached is the rule 14a-8 proposal stock ownership letter. Please acknowledge receipt.
Sincerely,
John Chevedden[attachment "CCE00008.pdf" deleted by Tony Pepper/USA/NA/Praxair]